**CLICKSTREAM CORP.**
**Condensed Consolidated Balance Sheets**

| | June 30, 2020 | September 30, 2019 |
|---|---|---|
| | (unaudited) | |
| Assets: | | |
| Current assets | | |
| Cash and cash equivalents | $ 465,000 | $ - |
| Prepaid expenses | 735,000 | - |
| Total assets | $ 1,200,000 | $ - |
| | | |
| Liabilities and Stockholders' Deficit: | | |
| | | |
| Current liabilities | | |
| Accounts payable and accrued expenses | 168,000 | 208,000 |
| Accounts payable - related parties | 741,000 | 1,109,000 |
| Notes payable | 48,000 | 48,000 |
| Loan payable - stockholder | 65,000 | 65,000 |
| Bridge notes payable, net of discount | 203,000 | - |
| Advances from stockholders | 13,000 | 19,000 |
| Total current liabilities | 1,238,000 | 1,449,000 |
| | | |
| Commitments and Contingencies | - | - |
| | | |
| Stockholders' Deficit: | | |
| Preferred stock, par value $0.001, 10,000,000 shares authorized, 4,000,000 and 0 shares issued and outstanding as of June 30, 2020 and September 30, 2019, respectively | 4,000 | - |
| Common stock, par value $0.0001, 2,000,000,000 shares authorized, 127,710,625 and 83,438,231, shares issued and outstanding as of June 30, 2020 and September 30, 2019, respectively | 13,000 | 8,000 |
| Additional paid in capital | 3,858,000 | 2,146,000 |
| Accumulated deficit | (3,913,000) | (3,603,000) |
| Total stockholders' deficit | (38,000) | (1,449,000) |
| | | |
| Total liabilities and stockholders' deficit | $ 1,200,000 | $ - |

*The accompanying notes are an integral part of these condensed consolidated financial statements.*

**CLICKSTREAM CORP.**
**Condensed Consolidated Statements of Operations**
**(unaudited)**

| | For the Three Months Ended June 30, | | For the Nine Months Ended June 30, | |
|---|---|---|---|---|
| | **2020** | **2019** | **2020** | **2019** |
| **Revenues** | $ - | $ - | $ - | $ - |
| | | | | |
| **Operating Expenses:** | | | | |
| Consulting and professional fees - related parties | 38,000 | - | 78,000 | - |
| Research and development | 150,000 | - | 161,000 | |
| General and administrative | 327,000 | 11,000 | 306,000 | 15,000 |
| Loss from Operations | 515,000 | 11,000 | 545,000 | 15,000 |
| | | | | |
| **Other (Income) Expense** | | | | |
| Gain on settlement of debt | - | - | (359,000) | |
| Interest expense | 2,000 | 2,000 | 6,000 | 6,000 |
| Amortization of debt discount | | - | 118,000 | - |
| **Total Other (Income) Expense** | 2,000 | 2,000 | (235,000) | 6,000 |
| | | | | |
| **Net Income (Loss)** | $ (517,000) | $ (13,000) | $ (310,000) | $ (21,000) |
| | | | | |
| Net income (loss) per share | | | | |
| Basic and diluted | $ (0.00) | $ (0.00) | $ (0.00) | $ (0.00) |
| | | | | |
| Weighted average common shares outstanding | | | | |
| Basic and diluted | 110,032,054 | 83,438,231 | 97,245,826 | 83,438,231 |

*The accompanying notes are an integral part of these condensed consolidated financial statements.*

**Clickstream Corp.**
**Condensed Consolidated Statements of Stockholders' Deficit**
**(unaudited)**

| | Common Stock | | Preferred Stock | | Additional Paid in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|---|
| | Shares | | Shares | | | | |
| Balance, September 30, 2019 | 83,438,231 | $ 8,000 | - | $ - | $ 2,146,000 | $ (3,603,000) | $ (1,449,000) |
| Issuance of preferred shares | | | 4,000,000 | 4,000 | 12,000 | | 16,000 |
| Issuance of common stock for private placement offering | 16,000,000 | 2,000 | | | 798,000 | | 800,000 |
| Issuance of common stock for settlement of debt | 7,750,000 | 1,000 | | | 18,000 | | 19,000 |
| Issuance of common stock for services | 20,522,394 | 2,000 | | | 884,000 | | 886,000 |
| Net loss | | | | | | (310,000) | (310,000) |
| Balance, June 30, 2020 | 127,710,625 | $ 13,000 | 4,000,000 | $ 4,000 | $ 3,858,000 | $ (3,913,000) | $ (38,000) |
| | | | | | | | |
| Balance, March 31, 2020 | 104,710,625 | $ 10,000 | 4,000,000 | $ 4,000 | $ 2,320,000 | $ (3,396,000) | $ (1,062,000) |
| Issuance of common stock for private placement offering | 16,000,000 | 2,000 | | | 798,000 | | 800,000 |
| Issuance of common stock for services | 7,000,000 | 1,000 | | | 740,000 | | 741,000 |
| Net loss | | | | | | (517,000) | (517,000) |
| Balance, June 30, 2020 | 127,710,625 | $ 13,000 | 4,000,000 | $ 4,000 | $ 3,858,000 | $ (3,913,000) | $ (38,000) |
| | | | | | | | |
| Balance, September 30, 2018 | 83,438,231 | $ 8,000 | - | $ - | $ 2,193,000 | $ (3,622,000) | $ (1,421,000) |
| Net Loss | | | | | | (21,000) | (21,000) |
| Balance, June 30, 2019 | 83,438,231 | $ 8,000 | - | $ - | $ 2,193,000 | $ (3,643,000) | $ (1,442,000) |
| | | | | | | | |
| Balance, March 31, 2019 | 83,438,231 | $ 8,000 | - | $ - | $ 2,193,000 | $ (3,630,000) | $ (1,429,000) |
| Net Loss | | | | | | (13,000) | (13,000) |
| Balance, June 30, 2019 | 83,438,231 | $ 8,000 | - | $ - | $ 2,193,000 | $ (3,643,000) | $ (1,442,000) |

**CLICKSTREAM CORP.**
**Condensed Consolidated Statements of Cash Flows**
**(unaudited)**

| | For the Nine Months Ended June 30, | |
| | 2020 | 2019 |
|---|---:|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ (310,000) | $ (21,000) |
| Adjustments to reconcile net loss to net cash | | |
| used in operating activities: | | |
| Amortization of original debt discount | 118,000 | |
| Stock based compensation | 92,000 | - |
| Changes in operating liabilities | | |
| Increase in prepaid expenses | (735,000) | - |
| Decrease in advances from stockholders | (6,000) | |
| Increase in accounts payable and accrued expenses | 408,000 | 21,000 |
| Net Cash Used in Operating Activities | (433,000) | - |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Proceeds from private placement offering | 800,000 | - |
| Net proceeds from convertible notes payable | 85,000 | - |
| Proceeds from issuance of preferred stock | 13,000 | - |
| Net Cash Provided by Financing Activities | 898,000 | - |
| | | |
| Net Increase in Cash | 465,000 | - |
| Cash at Beginning of Period | - | - |
| Cash at End of Period | 465,000 | - |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | |
| Cash paid during the year for: | | |
| Interest | $ - | $ - |
| Income taxes paid | $ - | $ - |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:** | | |
| | $ - | $ - |

*The accompanying notes are an integral part of these condensed consolidated financial statements.*

**CLICKSTREAM CORP.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**For the Nine Months Ended June 30, 2020 and 2019**
**(unaudited)**

## Note 1 – Organization and Operations

*History*

ClickStream Corporation (Company, CLIS) was incorporated in the state of Nevada on September 30, 2005 and previously operated under the name Peak Resources Incorporated. In August 2008, we changed our name to "Mine Clearing Corporation" (MCCO). The Company had been operating as an exploration division in the mining sector until May 2014.

On May 2, 2014, the Company acquired all of the outstanding shares of ClickStream Corporation, a Delaware corporation ("CS Delaware"), pursuant to a merger into a wholly-owned subsidiary of the Company. Subsequent to the merger, we have been operating as a data analytics tool developer and have sought to further develop and exploit our data analytics technology and proprietary algorithms.

*Business Operations*

Currently the Company is developing a free to play ("WINQUIK") gaming app being built on an analytics platform that caters to the untapped market of casual users that will spend a few seconds to interact with a platform for free in order to win real money. Our primary target is not the sports betters or the fantasy players, who will join over time, but rather individuals who enjoy the low barrier to entry of entering a quick contest (short time investment) with the chance to win a prize (thrill of winning something for free). Our games will initially be quick to play quiz type games that allow the user to get involved in around 20 seconds, and then receive results from push notifications. Game types are set up dynamically. Because the format doesn't change, we can run games nightly for NBA to NHL, NFL to individual events such as the Oscars, other awards shows, and new sporting events such as Soccer and NASCAR. Games and events can be automated from the backend of the operating system and launched automatically. APIs are plugged in to track results in real time, and there is a manual option to allow customs events that can be run through the platform.

## Note 2 – Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in its financial statements, the Company has not yet generated any revenues since its inception. In addition, during the nine months ended June 30, 2020, the Company had incurred a net loss of $310,000 and had a stockholders' deficit of $38,000 as of June 30, 2020. The Company has also been unable to service its debt as it becomes due. As of June 30, 2020, notes payable in the aggregate of $113,000 are past due. In addition, our independent auditors, in their report on our audited financial statements for the year ended September 30, 2019, expressed substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from an inability of the Company to continue as a going concern.

The Company has a limited operating history, which makes it difficult to evaluate our current business and future prospects. There have been no revenues generated from our business operations and we expect to incur further losses in the foreseeable future due to significant costs associated with our business development. There can be no assurance that our operations will ever generate sufficient revenues to fund our continuing operations, or that we will ever generate positive cash flow from our operations, or that we will attain or thereafter sustain profitability in any future period.

We will also attempt to raise additional debt and/or equity financing to fund operations and to provide additional working capital. There is no assurance that such financing will be available in the future or obtained in sufficient amounts necessary to meet the Company's needs, that the Company will be able to achieve profitable operations or that the Company will be able to meet its future contractual obligations. Should management fail to obtain such financing, the Company may curtail its operations.

In March 2020, the World Health Organization declared that the rapidly spreading COVID-19 outbreak was a global pandemic (the "COVID-19 pandemic"). In response to the COVID-19 pandemic, many governments around the world have implemented, and continue to implement, a variety of measures to reduce the spread of COVID-19, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses. These government mandates have forced many in the sports industry to curtail drastically their operations or to temporarily suspend their operations entirely. Further, these measures have materially adversely affected, and may further adversely affect, consumer sentiment and discretionary spending patterns, economies and financial markets, and the Company's workforce, operations and customers.

The COVID-19 pandemic and the resulting economic conditions and government orders have resulted in a material decrease in consumer spending. The Company's financial results and prospects are dependent on the sale of these services. The Company's operations subsequent to June 30, 2020 maybe significantly and negatively impacted.

Due to the uncertain and rapidly evolving nature of current conditions around the world, the Company is unable to predict accurately the impact that the COVID-19 pandemic will have on its business going forward. With the spread of COVID-19 to other regions, such as Europe and the United States, the Company expects the COVID-19 pandemic and its effects to continue to have a significant adverse impact on its business for the duration of the pandemic and during the subsequent economic recovery, which could be an extended period of time.

## Note 3 – Summary of Significant Accounting Policies

*Accounting Estimates*

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include assumptions made in valuation of notes payable, valuation of share-based compensation and realization of deferred tax assets.

*Stock-Based Compensation*

The Company accounts for share-based awards to employees and nonemployees and consultants in accordance with the provisions of ASC 718, Compensation-Stock Compensation. Stock-based compensation cost is measured at fair value on the grant date and that fair value is recognized as expense over the requisite service, or vesting, period.

In periods through September 30, 2018, the Company accounted for share-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 505-50, Equity - Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The final fair value of the share-based payment transaction is determined at the performance completion date. For interim periods, the fair value is estimated, and the percentage of completion is applied to that estimate to determine the cumulative expense recorded.

On September 1, 2018, the Company adopted ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 simplifies the accounting for share-based transactions by expanding the scope of Topic 718 from only being applicable to share-based payments to employees to also include share-based payment transactions for acquiring goods and services from nonemployees. As a result, nonemployee share-based transactions are measured by estimating the fair value of the equity instruments at the grant date, taking into consideration the probability of satisfying performance conditions. The adoption of ASU 2018-07 did not have a material impact on the Company's financial statements for the years ended June 30, 2020 and 2018.

The Company values its equity awards using the Black-Scholes option pricing model, and accounts for forfeitures when they occur. Use of the Black-Scholes option pricing model requires the input of subjective assumptions including expected volatility, expected term, and a risk-free interest rate. The Company estimates volatility using a blend of its own historical stock price volatility as well as that of market comparable entities since the Company's common stock has limited trading history and limited observable volatility of its own. The expected term of the options is estimated by using the simplified method to estimate expected term. The risk-free interest rate is estimated using comparable published federal funds rates.

*Fair Value of Financial Instruments*

FASB Accounting Standards Codification ("ASC") 820-10 requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet for which it is practicable to estimate fair value. ASC 820-10 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The three (3) levels of fair value hierarchy are as follows:

Level 1    Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2    Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3    Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amounts of the Company's financial assets and liabilities, such as accounts payable and accrued payables and notes and loan payable, approximate their fair values because of the short maturity of these instruments.

*Net Loss Per Share*

Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted-average number of common shares and the dilutive effect of contingent shares outstanding during the period. Potentially dilutive contingent shares, which primarily consist of convertible notes, stock issuable to the exercise of stock options and warrants are excluded from the diluted loss per share calculation if they are determined to be anti-dilutive.

There were no convertible notes payable, stock options and stock warrants issued and outstanding as of June 30, 2020 and 2019.

*Segments*

The Company determined its reporting units in accordance with ASC 280, "Segment Reporting" ("ASC 280"). Management evaluates a reporting unit by first identifying its' operating segments under ASC 280. The Company then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meet the definition of a business, the Company evaluates those components to determine if they must be aggregated into one or more reporting units.

If applicable, when determining if it is appropriate to aggregate different operating segments, the Company determines if the segments are economically similar and, if so, the operating segments are aggregated.

Management has determined that the Company has one consolidated operating segment. The Company's reporting segment reflects the manner in which its chief operating decision maker reviews results and allocates resources. The Company's reporting segment meets the definition of an operating segment and does not include the aggregation of multiple operating segments.

*Recently Adopted Accounting Pronouncements*

Effective October 1, 2018, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. The adoption of ASC 840 did not have any impact to the Company's financial statements as the Company's has no lease obligations as of and during the years ended June 30, 2020 and 2018.

In June 2016, the FASB issued ASU No. 2016-13, *Credit Losses - Measurement of Credit Losses on Financial Instruments ("ASC 326")*. ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses ("CECL") to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 is effective for the Company beginning July 1, 2023, and early adoption is permitted. The Company does not believe the potential impact of the new guidance and related codification improvements will be material to its financial position, results of operations and cash flows.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission are not believed by management to have a material impact on the Company's present or future financial statements.

**Note 4 – Notes Payable**

From June 2016 through June 2017, the Company issued notes payable in the aggregate of $48,000 in exchange for cash. The notes payable are unsecured, bear interest starting at 8% up to 20% per annum, and matured starting in September 2016 through January 2018. As part of the issuance, the Company also granted a noteholder 1 million shares of common stock with a fair value of $8,000. The Company accounted the fair value of these common stock of $8,000 as a debt discount and was being amortized to interest expense over the term of the note payable.

In April 2018, the Company issued 1,250,000 shares of common stock with a fair value of $25,000 as an inducement to certain noteholders to extend the maturity date of their note payable from January 2018 to July 2018. In addition, in July 2018, the Company issued an additional 1,250,000 shares of common stock with a fair value of $25,000, as amended, to the same noteholders as the Company was not able to pay the note payable. Furthermore, as additional inducement, the Company agreed to pay the note holder $2,000 in cash. As a result of this agreement, the Company recorded financing costs of $52,000 to account the fair value of these common stock issued and the additional cash settlement to be paid. The common shares issued were valued at the trading price at the respective date of issuance.

During the nine months ended June 30, 2020, the Company accrued interest of $6,000. As of June 30, 2020, and September 30, 2019 the outstanding balance of the notes payable amounted to $48,000. As of June 30, 2020, all notes payable are past due.

The holder of two promissory notes of the Company in the aggregate principal amount of $18,000 that was issued in June 2016 and December 2016 has demanded payment, together with the corresponding accrued interest. The holders have not commenced or threatened any litigation.

**Note 5 – Loan Payable - Stockholder**

In fiscals 2017 and 2016, the Company issued promissory notes to a stockholder, in the aggregate of $65,000 in exchange for cash. The notes are unsecured and are due within ten days upon on the completion of an initial financing by the Company which is expected to be completed by the end of fiscal 2020.

As of June 30, 2020 and September 30, 2019, the outstanding balance of the promissory notes amounted to

$65,000, respectively.  For financial reporting purposes, these notes are reported as a current liability

**Note 6 – Bridge Notes Payable**

During the nine months ended June 30, 2020, the Company issued four promissory notes in the aggregate in aggregate of $330,000 in exchange for cash of $165,000, or an original issue discount of $165,000.  The notes do not bear interest and will mature in September 2020 or upon completion of financing activity pursuant to a Regulation A Offering Statement Under the Securities Act of 1933, whichever comes first.  Two notes were repaid for $80,000. As of June 30, 2020, the outstanding balance of the notes amounted to $203,000, net of unamortized original issue discount of $47,000.

**Note 7 – Related Party Transactions**

*Accounts Payable – Related Parties:*

Accounts Payable – Related Parties represents unpaid fees to officers and stockholders for consulting and corporate services rendered to the Company.

As of June 30, 2020 and September 30, 2019, outstanding fees due to these officers and stockholders amounted to $741,000 and $1,109,000, respectively.

*Advances from Stockholders:*

Advances from stockholders represents cash advances received from stockholders or expenses paid the stockholders in behalf of the Company.

As of June 30, 2020 and September 30, 2019, outstanding advances from stockholders amounted to $13,000 and $19,000, respectively.

**Note 8 - Stockholders' Deficit**

*Issuance of Series A Convertible Preferred Stock:*

During the none months ended June 30, 2020, the Company issued 2,000,000 shares of its Series A Convertible Preferred Stock, par value $0.001 to two non-related consultants for services rendered with a fair value of $2,000.  In addition, the Company also issued 1,000,000 shares of its Series A Convertible Preferred Stock to a related party pursuant to a consulting agreement with a fair value of $1,000. In addition, the Company issued 1,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 in exchange for cash of $12,500.

*Issuance of Common Shares:*

During the nine months ended June 30, 2020, the Company issued 20,522,394 shares of common stock, with a fair value of $886,000 for services rendered.  The common shares issued were valued at the trading price at the respective date of issuances.

During the nine months June 30, 2020, the Company issued 7,750,000 shares of common stock, with a fair value of $20,000 as settlement of accounts payable to related parties amounting to $379,000. The common shares issued were valued at the trading price at the date of settlement. As the liabilities settled are from related parties, the Company recorded a gain from the settlement of $359,000.

In June and July 2020, the Company conducted a private placement offering. As a result of this offering, the Company issued 16,000,000 shares of common stock which resulted in gross cash proceeds of $800,000.

**Note 9– Commitments and Contingencies**

We are involved in certain legal proceedings that arise from time to time in the ordinary course of our business. Except for income tax contingencies, we record accruals for contingencies to the extent that our management concludes that the occurrence is probable and that the related amounts of loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred (see Note 4).

Legal proceeding that is currently pending is as follows:

a. The holder of two promissory notes of the Company in the principal amounts of $10,000 issued in June 2016 (see Note 4) and $7,500 issued in December 2016, respectively, has demanded payment, together with interest at the rate of 8% per annum from June 20, 2016 and 10% per annum from December 16, 2016, respectively, in each case together with costs of collection. The holder has not commenced or threatened litigation. The Company intends to pay these notes upon completion of a pending financing.

b. On June 9, 2020 the Company received a demand letter from an attorney representing Asia Pacific Partners, Inc. requesting the issuance and delivery of 3,000,000 shares of Common Stock of the Company purportedly on the basis of a Consulting Agreement with the Company dated August 17, 2017. The Company advises that it will vigorously defend against this demand based upon failure of consideration, among other grounds.

## Note 10 – Subsequent Events

*Settlement of Accounts Payable – Related Parties*

Subsequent to June 30, 2020, outstanding accounts payable to related parties in the aggregate of $651,000 were forgiven by certain officers and stockholders. As the liabilities settled are from related parties, the Company will account the settled liabilities as contributed capital, net of fees incurred.

*Issuance of Common Shares:*

Subsequent to June 30, 2020, the Company continued conducting its private placement offering. As a result of this offering, the Company issued an additional 40,500,000 shares of common stock which resulted in gross cash proceeds of $2,025,000.

In August 2020, the Company entered into a $350,000 secured loan to GoooGreen, Inc. (Gooo) for Gooo to acquire approximately 96.5% of VegasWinner, Inc.

In addition, the company entered into an option agreement to acquire 14,901,200 of shares of Gooo (approx. 83.3% of the outstanding shares) for $175,000 with a nonrefundable fee of $100,000.

# Custodial and Voting Agreement

This Custodial and Voting Agreement (this "Agreement") is entered into as of the date of electronic consent by the parties on the NetCapital Funding Portal Inc. (the "Portal"), by and among Portal, Worldwide Stock Transfer LLC, a New Jersey limited liability company ("Custodian"), and the undersigned investor ("Investor"). Portal is signing this Agreement on behalf of the Investor pursuant to a power of attorney granted by Investor to Portal, but Investor is fully bound by this Agreement as if Investor had signed the Agreement.

Custodian has agreed to open and maintain the Account (as defined below) for Investor and to provide other services to Investor in connection with the Account. This Agreement sets out the terms under which Custodian will provide those services to Investor and the arrangements that will apply in connection with those services.

In consideration of the mutual promises herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

# 1. Interpretation

## 1.1 Definitions

In this Agreement:

- "Account" means the account constituted by Investor's purchase of beneficial interests in the Shares that were offered for sale by the Issuer on the Portal.
- "Account Balance" means, in relation to the Account, the number of Shares beneficially owned by Investor, including all of Investor's rights to and interest in the balance from time to time on that Account.
- "Business Day" means a weekday that is not a federal holiday.
- "Fees" means the fees and charges referred to in clause 5.1 of this Agreement.
- "Issuer" means each issuer of the Shares.
- "Shares" means the beneficial interests in the uncertificated shares of common stock or preferred stock or the units of convertible debt, limited liability company membership interests or limited partnership interests that were beneficially purchased by Investor on the Portal.
- "Transfer Agent" means Worldwide Stock Transfer LLC, or a successor transfer agent.
- "Withdrawal Date" means the Business Day on which Investor wishes to withdraw Investor's Account Balance.

## 1.2. Headings

The headings in this Agreement do not affect its interpretation.

### 1.3. Singular and plural

References to the singular include the plural and vice versa.

# 2. Account

### 2.1. Opening Account

Custodian shall open and maintain the Account for the beneficial interests in the Shares beneficially held by Investor.

### 2.2. Deposits and withdrawals

The balance of Investor's Account shall reflect the Shares beneficially held by Investor. A deposit is made into Investor's Account when the escrow agent sends money to the Issuer or a seller of Shares, as the case may be, and Custodian receives a record from the Transfer Agent of the number of Shares that Investor beneficially holds. A withdrawal occurs when Custodian receives notice from the Transfer Agent that the Shares have been beneficially sold or transferred.

### 2.3. Reports

Reports relating to deposits into and withdrawals from the Account and the Account Balance will be available to Investor daily by means of a section on the Portal to which Investor may login (the "Website").

# 3. Custody Services

### 3.1. Appointment

Investor hereby appoints Custodian to act as custodian of the Shares in accordance with this Agreement and applicable law.

### 3.2. Ownership of Securities

Custodian will be the sole holder of legal title to the Shares while Investor will hold beneficial ownership of the Shares. The Custodian will be the sole record holder of the Shares on the books and records of the Issuer. The sole dispositive record of Investor's beneficial ownership of the Shares will be in the books and records of the Transfer Agent.

### 3.3. Voting of Securities

Prior to the Withdrawal Date, at every meeting of the equity or interest holders of the Issuer called with respect to any matter, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the equity or interest holders of the Issuer, Investor agrees that Custodian shall vote Investor's Shares, in the event Investor's Shares contain voting rights.

## 3.4. Insurance

Custodian undertakes that Custodian may maintain insurance in support of Custodian's custodial obligations under this Agreement including covering any loss of the Shares. In the event that Custodian elects to reduce, cancel or not to renew such insurance, Custodian may give Investor prior written notice as follows: in the case of a reduction, Custodian may endeavor to provide such notice at least 30 days prior to the effective date of the reduction; and in the event of a cancellation or expiration of the insurance without renewal Custodian may provide such notice at least 30 days prior to the last day of insurance coverage. Investor acknowledges that any such insurance is held for Custodian's benefit and not for the benefit of Investor, and that Investor may not submit any claim under the terms of such insurance.

## 3.5. Notice of Changes

Custodian may notify Investor promptly in writing of the following: (i) Custodian receives notice of any claim against the Account other than a claim for payment of safe custody or administration permitted by this Agreement; (ii) Custodian otherwise fails to comply with any of the provisions of this Agreement; or (iii) any of Custodian's representations and warranties in clause 4 shall cease to be true and correct.

# 4. Representations and Warranties

## 4.1. Investor's representations

Investor represents and warrants to us that:

1. Investor is the beneficial owner of the Shares;
2. Investor has all necessary authority, powers, consents, licenses and authorizations and has taken all necessary action to enable Investor lawfully to enter into and perform Investor's duties and obligations under this Agreement; and
3. this Agreement and the obligations created under it are binding upon Investor and enforceable against Investor in accordance with its terms (subject to applicable principles of equity) and do not and will not violate the terms of the rules or any order, charge or agreement by which Investor is bound.

## 4.2. Custodian's representations

Custodian represents and warrants to Investor that:

1. this Agreement has been duly authorized, executed and delivered on Custodian's behalf and constitutes Custodian's legal, valid and binding obligation; and
2. the execution, delivery and performance of this Agreement by Custodian does not and will not violate any applicable law or regulation and does not require the consent of any governmental or other regulatory body except for such consents and approvals as have been obtained.

# 5. Fees and Expenses

### 5.1. Fees

Custodian's fees will be paid in accordance with the fee agreement that has been executed by the Portal. There are no fees payable by the Investor.

# 6. Scope of Responsibility

### 6.1. Exclusion of liability

Custodian may use reasonable care in the performance of its duties under this Agreement and will only be responsible for any loss or damage suffered by Investor as a direct result of any gross negligence, fraud or willful misconduct on Custodian's part in the performance of Custodian's duties, and in which case Custodian's liability will not exceed the aggregate market value of the Shares at the time of such gross negligence, fraud or willful misconduct.

### 6.2. Force majeure

Neither Custodian, nor any of Custodian's directors, employees, agents or affiliates shall incur any liability to Investor if, by reason of any provision of any present or future law or regulation of any governmental or regulatory authority or stock exchange, or by reason of any act of God or war or terrorism or other circumstances beyond Custodian's control, Custodian is prevented or forbidden from, or would be subject to any civil or criminal penalty on account of, or are delayed in, doing or performing any act or thing which by the terms of this Agreement it is provided shall be done or performed and accordingly Custodian does not do that thing or does that thing at a later time than would otherwise be required.

### 6.3. Exculpation in respect of offer document

Custodian and its officers, directors, employees, agents and sub-custodians shall not be responsible or liable in any manner for any recitals, statements, representations or warranties made by any person other than Custodian.

# 7. Termination

### 7.1. Method

Custodian may terminate this Agreement by giving not less than 60 Business Days written notice to Investor and Portal, provided that Custodian may terminate this Agreement immediately on written notice in the event that any of the statements set out in clause 4.1(a)-(c) become untrue. Clauses 6, 7.2 and 9 shall survive termination of this Agreement.

### 7.2. Existing rights

Termination shall not affect rights and obligations then outstanding under this Agreement, which shall continue to be governed by this Agreement until all obligations have been fully performed.

### 7.3. Website

Effective upon the Termination Date, the use of the Website will automatically be terminated and no further access to the Website will be permitted.

# 8. Notices and Record-Keeping

### 8.1. Form

A notice or other communication under or in connection with this Agreement may be given using the contact information Investor provided to the Portal.

### 8.2. Method of transmission

Any notice or other communication required to be in writing may be delivered by email.

# 9. General

### 9.1. No advice

Custodian's duties and obligations under this Agreement do not include providing Investor with investment advice. In asking Custodian to open and maintain the Account, Investor does so in reliance upon Investor's own judgment and Custodian shall not owe to Investor any duty to exercise any judgment on Investor's behalf as to the merits or suitability of any deposits into, or withdrawals from, an Account.

### 9.2. Assignment

This Agreement is for the benefit of and binding upon the parties and their respective heirs, successors and assigns. Investor may not assign, transfer or encumber, or purport to assign, transfer or encumber, Investor's right, title or interest in relation to any Account or any right or obligation under this Agreement or any part of any of the foregoing unless Custodian otherwise agrees in writing.

## 9.3. Amendments

amendment to this Agreement must be agreed in writing and be signed by all parties. Unless otherwise agreed, an amendment will not affect any legal rights or obligations that may already have arisen.

## 9.4. Partial invalidity

If any of the clauses (or part of a clause) of this Agreement becomes invalid or unenforceable in any way, the validity of the remaining clauses (or part of a clause) will not in any way be affected or impaired.

## 9.5. Entire agreement

This document represents the entire agreement, and supersedes any previous agreements among the parties relating to the subject matter of this Agreement.

## 9.6. Joint and several liability

Investor's responsibilities under this Agreement are joint and several if applicable.

## 9.7. Counterparts

This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same agreement.

## 9.8. Governing Law and Jurisdiction

This Agreement is governed by the laws of the State of Delaware without regard to its conflicts of laws principles.